Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex Announces Appointment of Two Experienced Non-Executive Directors

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (February 13, 2007). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) today announced the appointment of two new Non-executive Directors, Mr Daniel Janney and Dr Geoff Brooke.

Mr Janney is the Managing Director of Alta Partners, who has been with Alta since its founding in 1996. Mr Janney focuses on investments in biopharmaceutical products and therapeutics, and has been directly involved in the funding and development of over 25 life sciences companies. Mr Janney is currently on the board of directors of a number of companies, including Alba Therapeutics, Arete Therapeutics, CoTherix, Kemia, Phenomix Corporation and ViroBay. In addition, he led Alta’s investments in Dynavax, Endonetics, Ilex Oncology, Definity Health, InterMune and LJL Biosystems.

Prior to joining Alta, Mr Janney was a senior investment banker at Montgomery Securities, focusing on life sciences companies, and he is currently a member of the advisory board for the Rebecca and John Moores Cancer Center at University of California, San Diego. Mr Janney holds a Bachelor of Arts in History from Georgetown University and a Master of Business Administration from the Anderson School at the University of California, Los Angeles.

Dr Brooke is the Managing Partner of GBS Venture partners and has more than 15 years venture capital experience. Dr Brooke was formerly President of Medvest Inc., a US-based early-stage venture capital group he co-founded with Johnson & Johnson. Dr Brooke’s experience includes company formation and acquisitions, as well as public listings on both NASDAQ and ASX. He has been an investor, executive and director of private and public companies and is currently on the board of directors of CogState and Sunshine Heart.

Dr Brooke is licensed in clinical medicine by the Medical Board of Victoria, Australia and his post-graduate studies were in anaesthesiology/intensive care. He earned his Bachelor of Medicine/Surgery from the University of Melbourne, Australia and a Masters of Business Administration from IMEDE (now IMD) in Lausanne, Switzerland.

“We are delighted to welcome two experienced and well credentialed Directors to ChemGenex,” said Greg Collier, Ph.D., Chief Executive Officer and Managing Director. “As ChemGenex continues its corporate development with a secure financial position and strong clinical development programs we look forward to benefiting from the insight and advice of both Dan and Geoff.”

NY 238311159v1 2/13/2007

ChemGenex Announces Appointment of Two Experienced Non-Executive Directors

About ChemGenex Pharmaceuticals Limited	(www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) and Quinamed® is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes, obesity and depression programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts

Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
+61 3 5227 2703

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe”, and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com ABN 79 000 248 304